

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Robert M. Falzon
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

>   **Re: Prudential Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-16707**

Dear Mr. Falzon:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis Financial Condition And Results Of Operations
Impact of Low Interest Rate Environment, page 65

1. Please provide us proposed disclosure to be included in future periodic filings that further disaggregates insurance product account values for the "greater than 1%" contracts above guaranteed minimum crediting rates (e.g. 1-3%, 3-5%, above 5% etc.).

2. Provide us proposed disclosure to be included in future periodic filings that quantifies the amount of fixed maturity investments that are subject to call or redemption features at the issuer's option and the weighted average interest rate being earned on these callable or redeemable debt securities.

Notes to Consolidated Financial Statements
15. Equity

Dividends, page 284

3. Please provide us proposed disclosure to be included in future filings quantifying the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Prudential Financial, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Statutory Net Income, Capital and Surplus, page 285

4. Although you disclose on page 286 that you and your insurance subsidiaries currently meet and exceed the minimum capital requirements, provide us proposed disclosure to be included in future filings of quantifying the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

23. Commitments and Guarantees, Contingent Liabilities and Litigation and Regulatory Matters
Litigation and Regulatory Matters
Individual Annuities, Individual Life and Group Insurance, page 359

5. With respect to the Lederman v. Prudential Financial, Inc. matter, please tell us whether the $90 million offers of judgment by remaining plaintiffs represents the current amount of damages sought by the plaintiffs. If not, please tell us why you have not updated your financial statements to reflect that amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant